SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Receives 2022 “Best Technology Management Team North America” Award from Global Banking and Finance Review, dated March 1, 2022.
99.2 NICE Accelerates Self-Service Success with the Launch of Innovative AI-Powered Capabilities in its CXone Spring 2022 Release, dated March 3, 2022.
99.3 NICE Launches NTR-X Compliance Recording and Capture for Zoom, dated March 3, 2022.
99.4 NICE CXone Gets Top Honors for Contact Center Platforms in Metrigy Research, dated March 9, 2022.
99.5 NICE Named 2022 Company of the Year in the North American Contact Center Industry by Frost & Sullivan, dated March 10, 2022.
99.6 NICE Inform Elite Helps San Diego Police Department Improve 911 Call Handling and Automate Evidence Requests, dated March 15, 2022.
99.7 NICE Actimize Introduces AI-Powered X-Sight Entity Risk Solution to Provide a Single Trust Score, dated March 21, 2022.
99.8 NICE Brings Digital Customer Experiences to Singapore with the Launch of CXone, dated March 22, 2022.
99.9 NICE Workforce Optimization Recognized for Delivering Proven Business Success by Metrigy Research, dated March 23, 2022.
99.10 NICE Actimize Wins FinTech Breakthrough Award for Fraud Prevention Innovation with AI-Powered IFM-X Dark Web Intelligence and New Account Fraud Solutions, dated March 24, 2022.
99.11 NICE Actimize Named Category Winner for Suitability in Inaugural 2022 WealthTech Americas Awards, dated March 28, 2022.
99.12 NICE Achieves Perfect Scores for Overall Vendor Satisfaction and Product Innovation in Workforce Management in DMG Consulting Report, dated March 30, 2022.
99.13 NICE Actimize Chosen by LGT to Address Global Regulatory Needs and Drive a Unified Financial Crime Strategy, dated March 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: April 7, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Receives 2022 “Best Technology Management Team North America” Award from Global Banking and Finance Review, dated March 1, 2022.
99.2 NICE Accelerates Self-Service Success with the Launch of Innovative AI-Powered Capabilities in its CXone Spring 2022 Release, dated March 3, 2022.
99.3 NICE Launches NTR-X Compliance Recording and Capture for Zoom, dated March 3, 2022.
99.4 NICE CXone Gets Top Honors for Contact Center Platforms in Metrigy Research, dated March 9, 2022.
99.5 NICE Named 2022 Company of the Year in the North American Contact Center Industry by Frost & Sullivan, dated March 10, 2022.
99.6 NICE Inform Elite Helps San Diego Police Department Improve 911 Call Handling and Automate Evidence Requests, dated March 15, 2022.
99.7 NICE Actimize Introduces AI-Powered X-Sight Entity Risk Solution to Provide a Single Trust Score, dated March 21, 2022.
99.8 NICE Brings Digital Customer Experiences to Singapore with the Launch of CXone, dated March 22, 2022.
99.9 NICE Workforce Optimization Recognized for Delivering Proven Business Success by Metrigy Research, dated March 23, 2022.
99.10 NICE Actimize Wins FinTech Breakthrough Award for Fraud Prevention Innovation with AI-Powered IFM-X Dark Web Intelligence and New Account Fraud Solutions, dated March 24, 2022.
99.11 NICE Actimize Named Category Winner for Suitability in Inaugural 2022 WealthTech Americas Awards, dated March 28, 2022.
99.12 NICE Achieves Perfect Scores for Overall Vendor Satisfaction and Product Innovation in Workforce Management in DMG Consulting Report, dated March 30, 2022.
99.13 NICE Actimize Chosen by LGT to Address Global Regulatory Needs and Drive a Unified Financial Crime Strategy, dated March 31, 2022.